EXHIBIT 99.(a)(1)(D)

KOPIN CORPORATION

OFFER TO PURCHASE ELIGIBLE OPTIONS

FORM OF ELECTION CONFIRMATION STATEMENT

To:	[Insert Employee Name]
From:	Kopin Corporation
Date:	[Insert Date]

Kopin Corporation (“Kopin”) has received your Election Form dated [Insert Date] (your “Election Form”) in connection with Kopin’s offer to purchase your eligible options (as listed on your Election Form) subject to the terms and conditions of the Offer as set forth in the Offering Documents with respect to your Eligible Options.

Capitalized terms used herein without definition shall have the means ascribed to such terms in the Offer to Purchase Eligible Options, dated August 28, 2008 (the “Offering Memorandum”). Please save a copy of this Election Confirmation Statement for your records.

If you have questions regarding the Election Form, please contact Joan Evans at Kopin Corporation at (508) 824-6696 extension 676.